SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                Amendment No. 7 to
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           The Leslie Fay Company Inc.
                           ---------------------------
                                (Name of Issuer)

                          Common Stock, $ .01 par value
                         (Title of Class of Securities)

                                    527016109
                                    ---------
                                 (CUSIP Number)

                             Abbe L. Dienstag, Esq.
                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 November 6, 1997 /1/
                                 ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

                               Page 1 of 11 pages

--------
/1/ The Reporting Persons believe that the Common Stock, $.01 par value, of the Issuer has not been registered pursuant to Section 12 of the Securities Exchange Act (the "Act") and, therefore, they are not required pursuant to Rule 13(d)1 of the Act to file this Amendment No. 7 to Schedule 13D.

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 2 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                               13-3321472

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE
--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        910,919 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          910,919 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        910,919 (See Item 5)

--------------------------------------------------------------------------------

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |_|
--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        26.8% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 3 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                           13-3746015

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        147,613 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          147,613 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        147,613 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES
                                                                    |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.3% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 4 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  WC

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        163,390 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          163,390 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        163,390 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.8% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 5 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                            13-3544838

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,058,532 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,058,532 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,058,532 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        31.1% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 6 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                             13-3537972

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,221,922 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          1,221,922 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,221,922 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        35.9% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 527016109                                           Page 7 of 11 Pages
--------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN

--------------------------------------------------------------------------------
2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|

                                                                (b) SEE ITEM 5

--------------------------------------------------------------------------------
3)      SEC USE ONLY

--------------------------------------------------------------------------------
4)      SOURCE OF FUNDS

                  PF, AF

--------------------------------------------------------------------------------
5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                          |_|

--------------------------------------------------------------------------------
6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

--------------------------------------------------------------------------------
                               7)     SOLE VOTING POWER
                                      40,000
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        1,221,922 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          40,000
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
                                      1,221,922 (See Item 5)

--------------------------------------------------------------------------------
11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,261,922 (See Item 5)

--------------------------------------------------------------------------------
12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                      |_|

--------------------------------------------------------------------------------
13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        37.1% (See Item 5)

--------------------------------------------------------------------------------
14)     TYPE OF REPORTING PERSON
                  IN

                               Amendment No. 7 to

                                  Schedule 13D


         This amends the Schedule 13D dated August 15, 1997 (the "Schedule 13D"), as amended by Amendment No. 1 dated August 21, 1997, Amendment No. 2 dated August 28, 1997, Amendment No. 3 dated September 5, 1997, Amendment No. 4 dated September 10, 1997, Amendment No. 5 dated September 19, 1997 and Amendment No. 6 dated September 24, 1997 filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of The Leslie Fay Company, Inc., a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 7, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

         I. Item 3 of the Schedule 13D "Source and Amount of Funds or Other Consideration," is amended and restated as follows:

         "The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein were acquired in the open market or in negotiated transactions. The total cost of the reported shares by Dickstein & Co., Dickstein Focus, Dickstein International and Mark Dickstein is $7,434,849, $1,223,567, $1,300,046 and $210,050, respectively. Such costs were funded out of working capital (and in the case of Mark Dickstein, personal funds), which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business."

         II. Items 5(a) and 5(c) of the Schedule 13D "Interest in Securities of the Issuer" are amended and restated as follows:

         "(a) The Reporting Persons beneficially own an aggregate of 1,261,922 shares of Common Stock, representing approximately 37.1% of the Common Stock
outstanding.   Dickstein  &  Co.  owns  910,919  of  such  shares,  representing approximately 26.8% of the Common Stock outstanding, Dickstein Focus owns 147,613 of such shares, representing approximately 4.3% of the Common Stock outstanding, Dickstein International owns 163,390 of such shares, representing approximately 4.8% of the Common Stock outstanding, and Mark Dickstein owns 40,000 of such shares, representing approximately 1.2% of the Common Stock outstanding.2 The Common Stock was issued pursuant to the Issuer's Amended Joint Plan of Reorganization (the "POR") dated December 5, 1996. The POR was consummated on June 4, 1997.

         As described in prior amendments to the Scheldule 13D filed by the Reporting Persons, on May 1, 1997, certain of the Reporting Persons agreed to purchase from a third party (such third party or its successor being referred to herein as "Seller"), on an "if and when issued" basis pending the consummation of the POR, an aggregate of 540,000 shares of Common Stock at a price of $6.25 per share. 430,368 of the shares of Common Stock included in this transaction settled on July 23, 1997 after the consummation of the POR and the 109,632 share balance of the shares of Common Stock included in this transaction settled on November 3, 1997 through November 10, 1997. All of these shares are included in the percentages stated above. 85,269 of these shares were acquired by Dickstein & Co., 16,242 of these shares were acquired by Dickstein International and 8,121 of these shares were acquired by Mark Dickstein (See Item 6 below).

--------
2 Percentages are based upon 3,400,000 shares of Common Stock reported outstanding as of August 2, 1997 in the Company's Quarterly Report on Form 10-Q for the quarter ended July 5, 1997.

         As described in prior amendments to this Schedule 13D, on August 20, 1997, certain of the Reporting Persons agreed to purchase from the Seller an aggregate of up to 133,995 shares of Common Stock at a price of $7.83 per share (including commission) in a negotiated transaction. The purchase of 22,282 shares settled on November 3, 1997 through November 5, 1997. Of these shares, 15,797 were purchased by Dickstein & Co., 2,827 were purchased by Dickstein Internaional and 3,658 were purchased by Dickstein Focus. The shares that have settled are included in the percentages stated above as shares beneficially owned by the Reporting Persons. The purchase of the remaining 111,713 shares is contingent upon the issuance of the shares to a counterparty of the Seller, which will depend upon resolution of certain pre- petition claims in the Company's bankruptcy reorganization ("Pre-Petition Claims"). Of the remaining shares, up to 79,198 shares would be acquired by Dickstein & Co., up to 14,173 shares would be acquired by Dickstein International and up to 18,342 shares would be acquired by Dickstein Focus. These shares are not included in the percentages stated above.

         As described in prior amendments to the Schedule 13D, on September 2, 1997, certain of the Reporting Persons agreed to purchase from the Seller an aggregate of up to 30,198 shares of Common Stock at a price of $11.08 per share (including commission) in a negotiated transaction. The purchase of 4,965 shares settled on November 3, 1997. Of these shares , 3,485 were purchased by Dickstein & Co., 625 were purchased by Dickstein International and 855 were purchased by Dickstein Focus. The shares that have settled are included in the percentages stated above as shares beneficially owned by the Reporting Persons. The purchase of the remaining 25,233 shares is contingent upon the issuance of the shares to a counterparty of Seller, which will depend upon resolution of certain Pre-Petition Claims. Of the remaining shares, up to 17,113 shares would be acquired by Dickstein & Co., up to 3,175 shares would be acquired by Dickstein International and up to 4,345 shares would be acquired by Dickstein Focus. These shares are not included in the percentages stated above.

         Mark Kaufman, a Vice President of Dickstein Inc., owns 1,000 shares of Common Stock.

         (c) Except for the transactions described in Item 5(a) above and the transactions set forth on Schedule II to prior amendments to the Schedule 13D,
Schedule II to Amendment No. 3 to the Schedule 13D, Schedule II to Amendment No. 4 to the Schedule 13D and Schedule II to Amendment No. 5 to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

         III.   Item   6  of  the   Schedule   13D   "Contracts,   Arrangements,
Understandings or Relationships with Respect to Securities of the Issuer." is hereby amended by adding the following paragraph:

          "Certain of the Reporting Persons have authorized their clearing broker to loan up to 81,085 shares of Common Stock beneficially owned by them, under standard market terms and conditions, for the benefit of the Seller. The Reporting Persons understand that the loaned shares were used by Seller to settle a portion of the May 1997 Trade desribed in item 5(a)."

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  November 10, 1997


                         DICKSTEIN & CO., L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P., the general partner of Dickstein & Co., L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN FOCUS FUND L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Partners, L.P., the general partner of Dickstein Focus Fund L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN INTERNATIONAL LIMITED

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the agent of Dickstein International Limited

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN PARTNERS, L.P.

                         By: Alan Cooper, as Vice President of Dickstein Partners Inc., the general partner of Dickstein Partners, L.P.

                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper

                         DICKSTEIN PARTNERS INC.

                         By:  Alan Cooper, as Vice President


                              /s/ Alan Cooper
                              --------------------
                              Name:  Alan Cooper


                              Mark Dickstein


                              /s/ Mark Dickstein
                              ---------------------
                              Name:  Mark Dickstein